
03022789



82-4299

Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 052/2003

June 5, 2003

SUPPL

SEC MAIL RECEIVED PROCESSING JUN 09 2003 WASH, D.C. 188 SECTION

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@italian-thai.co.th

dlw 6/19

Italian-Thai Development Public Company Limited

Annex A

1. Financial Statement as of March 31, 2003
2. The Minutes of Annual General Meeting of Shareholders No.1/2003
3. Annual Report 2002
4. The Report of material events field with the Stock Exchange of Thailand (" SET ") from March – May 2003.

82-4299

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2003

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit's National Convention Centre)
Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

Report of Independent Auditor

To The Board of Directors and Shareholders of
Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and subsidiaries as at 31 March 2003, and the consolidated statements of earnings, changes in shareholders' equity, and cash flows for the three-month periods ended 31 March 2003 and 2002, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

Except for the matter discussed in the next paragraph, I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The financial statements of one joint venture in Taiwan, in which the Company holds a 25% interest, are included in the consolidated financial statements only in proportion to the Company's shareholding, whereby they include assets as at 31 March 2003 amounting to Baht 495 million, and its revenues for the three-month period then ended amounting to Baht 404 million (for the three-month period ended 31 March 2002 amounting to Baht 384 million). The separate financial statements of Italian-Thai Development Public Company Limited as at 31 March 2003 also included investment in the aforesaid joint venture accounted for under the equity method amounting to Baht 510 million and a proportionate share of the profit of the joint venture for the three-month period then ended of Baht 53 million (for the three-month period ended 31 March 2002 amounting to Baht 40 million). The financial statements of this joint venture were prepared by the management of the joint venture and have not yet been reviewed by its auditor.

Based on my reviews, except for the effects on the financial statements for the three-month periods ended 31 March 2003 and 2002 of the review scope limitation described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification in addition to the above, I draw attention to the following matters :-

(a) As at 31 March 2003 parts of the Company's buildings, of which the aggregate net book value is approximately Baht 817 million (31 December 2002 : Baht 831 million), are office building units of which ownership has not been transferred to the Company since their purchase in 1998 because they had been mortgaged to secure the debts of the seller and were subsequently auctioned off to a mutual fund. Currently the Company is in the process of negotiating the transfer of the ownership of the units with the above mutual fund.

(b) As at 31 March 2003 and 31 December 2002 the Company had a retention of approximately Baht 477 million. This company is currently undergoing debt restructuring. The recoverability of the debt depends upon the result of this debt restructuring, and the results of the operation of an electric train business.

(c) As described in Note 19.1, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. Furthermore the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the debt balance remaining after disposal of all of the above assets. The Company has unrecognised gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.

ERNST & YOUNG OFFICE LIMITED

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2002, in accordance with generally accepted auditing standards, and expressed an unqualified opinion on those statements under my report dated 25 February 2003, but drew attention to the matters described in paragraphs (a) through (c). The balance sheet as at 31 December 2002, as presented herein for comparative purposes, formed an integral part of the financial statements which I audited and reported on, based partially on the report of other auditor. I have not performed any other audit procedures subsequent to the date of that report.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok : 12 May 2003

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		31 March 2003 (Unaudited but reviewed)	31 December 2002 (Audited)	31 March 2003 (Unaudited but reviewed)	31 December 2002 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	2	2,566,909	2,783,441	1,122,735	1,520,157
Pledged deposits at banks	3	657,453	539,885	528,022	419,212
Marketable securities		-	2,990	-	-
Trade accounts receivable - net	4	3,754,921	3,334,518	2,330,738	1,621,733
Trade accounts receivable - related companies - net	5	827,984	651,912	1,639,553	1,377,668
Short-term loans and advances to related companies - net	6	91,124	85,131	294,971	286,818
Unbilled receivable		3,260,534	3,195,038	2,681,571	2,570,611
Current portion of accounts receivable - retention		1,569,837	1,495,352	1,331,201	1,262,278
Inventories and work in progress - net		1,010,931	880,361	352,368	296,865
Other current assets					
Withholding tax		714,450	631,678	553,495	512,491
Value added tax refundable		285,257	306,938	53,307	124,590
Others		186,932	189,870	32,223	24,090
TOTAL CURRENT ASSETS		14,926,332	14,097,114	10,920,184	10,016,513
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		216,768	176,451	-	-
Investments accounted for under equity method	7.1	522,131	334,762	1,614,654	1,453,938
Other long-term investments	7.2	659,573	621,214	496,432	504,685
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related companies - net	8	11,592	11,592	537,809	534,255
Property, plant and equipment - net	9	8,226,747	8,446,937	7,237,562	7,436,893
Advances for subcontractor		355,099	229,001	1,761	3,141
Other non-current assets		222,050	224,368	33,624	39,680
TOTAL NON-CURRENT ASSETS		10,203,924	10,034,289	9,921,842	9,972,592
TOTAL ASSETS		25,130,256	24,131,403	20,842,026	19,989,105

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		31 March 2003 (Unaudited but reviewed)	31 December 2002 (Audited)	31 March 2003 (Unaudited but reviewed)	31 December 2002 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	10	1,696,067	1,133,271	1,267,348	786,064
Current portion of accounts payable - trust receipts		373,760	387,341	373,760	374,265
Trade accounts payable		3,811,870	3,791,607	2,859,410	2,768,689
Billing in excess of contract work in progress		338,732	207,551	27,578	96,962
Trade accounts payable - related companies	11	1,478,992	1,551,715	970,893	1,003,132
Short-term loans and advances from related companies	12	84,975	99,284	543,446	423,070
Current portion of advances received from customers under construction contracts		582,080	432,225	425,648	423,113
Current portion of hire purchases payable		291,966	333,456	208,045	209,428
Current portion of long-term loans	13	165,967	-	165,967	-
Other current liabilities					
Accrued interest expenses		7,150	6,829	6,063	5,200
Corporate income tax payable		174,586	137,687	60,175	47,680
Accrued expenses		221,915	255,333	188,395	170,684
Reserve for project expenses		382,794	233,223	382,794	233,223
Account payable to related party - share purchase		203,071	-	185,917	-
Others		209,345	308,314	33,535	47,409
TOTAL CURRENT LIABILITIES		10,023,270	8,877,836	7,698,974	6,588,919
NON-CURRENT LIABILITIES					
Deferred gain on transferring assets to special purpose vehicle	19.1	229,574	229,574	229,574	229,574
Accounts payable - trust receipts, net of current portion		1,138,407	1,559,971	1,138,407	1,031,857
Advances received from customers under construction contracts - net of current portion		1,930,546	1,347,873	13,724	20,586
Long-term loans from related companies	14	366,155	367,359	-	-
Hire purchases payable - net of current portion		1,378,403	1,432,234	1,150,835	1,203,294
Long-term loans - net of current portion	13	380,000	644,963	380,000	644,962
Provision for loss from investment under equity method	7.1	115,457	250,424	718,822	905,081
TOTAL NON-CURRENT LIABILITIES		5,538,542	5,832,398	3,631,362	4,035,354
TOTAL LIABILITIES		15,561,812	14,710,234	11,330,336	10,624,273

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		31 March 2003 (Unaudited but reviewed)	31 December 2002 (Audited)	31 March 2003 (Unaudited but reviewed)	31 December 2002 (Audited)
SHAREHOLDERS' EQUITY					
Share capital					
Registered					
373,867,818 ordinary shares of Baht 10 each		3,738,678	3,738,678	3,738,678	3,738,678
Issued and paid-up					
373,867,818 ordinary shares of Baht 10 each		3,738,678	3,738,678	3,738,678	3,738,678
Share premium		1,606,625	1,606,625	1,606,625	1,606,625
Revaluation surplus on assets		2,754	2,754	2,754	2,754
Unrealised loss on changes in value of investments		(66,084)	(35,756)	(66,084)	(35,756)
Translation adjustment		(147,558)	(194,617)	(147,558)	(194,617)
Retained earnings					
Appropriated - statutory reserve	17	218,891	6,533	212,358	-
Unappropriated		4,158,384	4,240,615	4,164,917	4,247,148
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		9,511,690	9,364,832	9,511,690	9,364,832
MINORITY INTEREST - Equity attributable to minority shareholders of subsidiaries		56,754	56,337	-	-
TOTAL SHAREHOLDERS' EQUITY		9,568,444	9,421,169	9,511,690	9,364,832
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		25,130,256	24,131,403	20,842,026	19,989,105

The accompanying notes are an integral part of the financial statements.

....

.... DIRECTORS



ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2003 AND 2002

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
REVENUES				
Revenues from construction services	4,252,354	5,312,402	2,968,116	3,952,052
Interest income	6,619	11,251	7,808	18,753
Unrealised gain on revaluation of investment	-	28,277	-	-
Gain on exchange rate	15,451	94,681	12,193	99,292
Others	76,139	49,772	56,189	40,959
TOTAL REVENUES	4,350,563	5,496,383	3,044,306	4,111,056
EXPENSES				
Cost of services	3,960,692	4,695,289	2,793,442	3,505,040
Administrative expenses	193,316	236,159	119,940	111,419
Debt restructuring fee	-	14,500	-	14,500
TOTAL EXPENSES	4,154,008	4,945,948	2,913,382	3,630,959
EARNINGS FROM OPERATION	196,555	550,435	130,924	480,097
REVERSAL OF PROVISION FOR INVENTORY OBSOLESCENCE	25,000	-	25,000	-
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL DEBT EXPENSES	(24,325)	(18,699)	(21,915)	(18,699)
SHARE OF PROFIT FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	5,900	55,268	52,015	51,707
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	203,130	587,004	186,024	513,105
INTEREST EXPENSES	(49,117)	(263,461)	(43,346)	(259,065)
CORPORATE INCOME TAX FOR THE PERIOD	(23,469)	(71,085)	(12,551)	(2,758)
EARNINGS AFTER INCOME TAX	130,544	252,458	130,127	251,282
NET EARNINGS OF MINORITY INTEREST	(417)	(1,176)	-	-
NET EARNINGS FOR THE PERIOD	130,127	251,282	130,127	251,282

(Unit : Baht)

BASIC EARNINGS PER SHARE				
Net earnings	0.35	1.01	0.35	1.01

(Unit : Thousand shares)

Weighted average number of ordinary shares	373,868	250,000	373,868	250,000

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2003 AND 2002

(Unit : Thousand Baht)

CONSOLIDATED

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit)		Minority interest	Total
						Statutory reserve	Unappropriated		
Balance - as at 1 January 2002	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	290,483	(7,939,670)	55,572	(800,350)
Unrealised gain on change in value of investments	-	-	-	233,504	-	-	-	-	233,504
Translation adjustment	-	-	-	-	(30,141)	-	-	-	(30,141)
Items unrealised in earnings statement	-	-	-	233,504	(30,141)	-	-	-	203,363
Net earnings for the period	-	-	-	-	-	-	251,282	-	251,282
Minority interest for the period	-	-	-	-	-	-	-	1,177	1,177
Balance - as at 31 March 2002	2,500,000	5,560,000	2,754	(905,697)	(160,429)	290,483	(7,688,388)	56,749	(344,528)
Balance - as at 1 January 2003	3,738,678	1,606,625	2,754	(35,756)	(194,617)	6,533	4,240,615	56,337	9,421,169
Unrealised loss on change in value of investments	-	-	-	(30,328)	-	-	-	-	(30,328)
Translation adjustment	-	-	-	-	47,059	-	-	-	47,059
Items unrealised in earnings statement	-	-	-	(30,328)	47,059	-	-	-	16,731
Net earnings for the period	-	-	-	-	-	-	130,127	-	130,127
Transferred to statutory reserve	-	-	-	-	-	212,358	(212,358)	-	-
Minority interest for the period	-	-	-	-	-	-	-	417	417
Balance - as at 31 March 2003	3,738,678	1,606,625	2,754	(66,084)	(147,558)	218,891	4,158,384	56,754	9,568,444

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2003 AND 2002

(Unit : Thousand Baht)

THE COMPANY ONLY

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit)		Total
						Statutory reserve	Unappropriated	
Balance - as at 1 January 2002	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	283,950	(7,933,137)	(855,922)
Unrealised gain on change in value of investments	-	-	-	233,504	-	-	-	233,504
Translation adjustment	-	-	-	-	(30,141)	-	-	(30,141)
Items unrealised in earnings statement	-	-	-	233,504	(30,141)	-	-	203,363
Net earnings for the period	-	-	-	-	-	-	251,282	251,282
Balance - as at 31 March 2002	2,500,000	5,560,000	2,754	(905,697)	(160,429)	283,950	(7,681,855)	(401,277)
Balance - as at 1 January 2003	3,738,678	1,606,625	2,754	(35,756)	(194,617)	-	4,247,148	9,364,832
Unrealised loss on change in value of investments	-	-	-	(30,328)	-	-	-	(30,328)
Translation adjustment	-	-	-	-	47,059	-	-	47,059
Items unrealised in earnings statement	-	-	-	(30,328)	47,059	-	-	16,731
Net earnings for the period	-	-	-	-	-	-	130,127	130,127
Transferred to statutory reserve	-	-	-	-	-	212,358	(212,358)	-
Balance - as at 31 March 2003	3,738,678	1,606,625	2,754	(66,084)	(147,558)	212,358	4,164,917	9,511,690

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2003 AND 2002

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
Cash flows from operating activities				
Net earnings	130,127	251,282	130,127	251,282
Adjustments to reconcile net earnings to net cash				
from (used in) operating activities :-				
Unrealized gain on exchange rate	(1,744)	(148,601)	(2,835)	(148,570)
Unrealized (gain) loss on investments in subsidiaries and joint ventures	-	-	(46,115)	3,561
Unrealized gain on investments in associated companies	(5,900)	(55,268)	(5,900)	(55,268)
Minority interest	417	1,177	-	-
Unrealised gain on revaluation of investment	-	(28,277)	-	-
Reversal of provision for inventory obsolescence	(25,000)	-	(25,000)	-
Allowance for doubtful debts	24,325	18,699	21,915	18,699
Depreciation and amortisation	317,658	208,923	274,514	178,868
	439,883	247,935	346,706	248,572
Operating assets (increase) decrease				
Trade accounts receivable	(442,368)	(212,865)	(730,435)	(456,160)
Trade accounts receivable - related companies	(178,902)	24,687	(262,078)	182,818
Loans and advances to related companies	(7,192)	(57,408)	(12,192)	42,442
Unbilled receivable	(65,496)	(285,044)	(110,960)	(95,403)
Accounts receivable - retention	(115,061)	(180,933)	(69,275)	(138,739)
Inventories and work in progress	(105,570)	(58,746)	(30,503)	33,619
Value added tax refundable	21,681	(54,302)	71,283	6,019
Accounts receivable - sales of fixed assets	-	190,662	-	190,662
Advance for subcontractor	(126,098)	40,585	1,380	-
Withholding tax	(82,772)	(109,541)	(41,004)	(65,873)
Other current assets	2,727	67,952	(8,133)	(1,508)
Operating liabilities increase (decrease)				
Trade accounts payable	20,420	(212,262)	90,721	55,955
Trade accounts payable - related companies	(72,377)	5,826	(32,239)	(77,275)
Billing in excess of contract work in progress	131,181	(145,142)	(69,384)	(80,518)
Accrued interest expenses	321	241,787	863	241,274
Accrued expenses	(33,418)	87,969	17,711	14,501
Other current liabilities	(62,070)	245,860	(1,379)	59,558
Advances received from customers under construction contracts	732,528	1,478,481	(4,327)	(264,306)
Net cash provided by (used in) operating activities	57,417	1,315,501	(843,245)	(104,362)

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2003 AND 2002

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
Cash flows from investing activities				
Decrease in short-term investments	2,990	129,181	-	-
Increase in property, plant and equipment - net	(97,468)	(823,153)	(75,183)	(840,939)
Decrease (increase) in investments accounted for under equity method	(166,865)	1,783	(145,389)	(4,104)
Increase in other long-term investments	(68,687)	(214,495)	(22,075)	(126,370)
Account payable - share purchase	203,071	-	185,917	-
Translation adjustment	47,059	(30,141)	47,059	(30,141)
Decrease (increase) in other assets	2,318	(23,490)	6,056	56,242
Net cash used in investing activities	(77,582)	(960,315)	(3,615)	(945,312)
Cash flows from financing activities				
Increase in cash at banks with maturity of more than three months and those pledged	(117,404)	(196,018)	(108,810)	(231,336)
Increase in bank overdrafts and loans from financial institutions	563,035	150,420	481,523	67,121
Increase (decrease) in loans and advances from related companies	(15,513)	(82,028)	120,376	162,571
Increase (decrease) in long-term loans	(98,996)	98,603	(98,995)	105,136
Increase (decrease) in hire purchases payable	(92,180)	126,464	(50,701)	128,292
Increase (decrease) in accounts payable - trust receipts	(435,145)	559,119	106,045	489,070
Net cash provided by (used in) financing activities	(196,203)	656,560	449,438	720,854
Net increase (decrease) in cash and cash equivalents	(216,368)	1,011,746	(397,422)	(328,820)
Cash and cash equivalents at beginning of period	2,774,704	3,526,888	1,520,145	2,774,952
Cash and cash equivalents at end of period (Note 2)	2,558,336	4,538,634	1,122,723	2,446,132
Supplemental cash flows information				
Cash paid during the period for :-				
Interest	53,275	33,507	43,683	29,624
Corporate income tax	262,025	130,822	40,997	66,019
Non cash transactions :-				
Unrealised loss on changes in value of investments	30,328	233,504	30,328	233,504
Share of profit of joint venture received in form of other long-term investment	-	-	-	215,302

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2003

1. GENERAL INFORMATION

1.1 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Basis of consolidation

These interim consolidated financial statements have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2002, with no changes in shareholding structure of subsidiaries and its joint ventures during the current period.

The financial statements for the year ended 31 December 2002 of two joint ventures, Joint Venture Evergreen - Italian Thai - PEWC and NWR, ITD, CNT & AS Joint Venture, which are included in the consolidated financial statements were audited by other auditors. Their aggregate assets as at 31 December 2002 amounted to Baht 569 million and their aggregate revenues for the year then ended amounted to Baht 1,971 million.

The financial statements for the year ended 31 December 2002 of a subsidiary and a joint venture which are included in the consolidated financial statements were prepared by the management, and unaudited by their auditors. Their total assets as at 31 December 2002 were Baht 11 million and their total revenues for the year then ended were Baht 106 million.

The financial statements for the three-month period ended 31 March 2003 of a branch, three subsidiaries and three joint ventures, which were included in the consolidated financial statements, were prepared by the management, and have not been reviewed by their auditors. Their aggregate assets as at 31 March 2003 were approximately Baht 2,298 million, and their aggregate revenues for the three-month period then ended were Baht 630 million (for the three-month period ended 31 March 2002 were 538 million).

1.3 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2002.

2. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Cash and deposits at banks	2,566,909	2,783,441	1,122,735	1,520,157
Less : Amounts with maturity of more than 3 months	(8,573)	(8,737)	(12)	(12)
Cash and cash equivalents	2,558,336	2,774,704	1,122,723	1,520,145

3. PLEDGED DEPOSITS AT BANKS

As at 31 March 2003, approximately Baht 288 million (31 December 2002 : Baht 414 million) of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 235 million (31 December 2002 : Nil) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 134 million (31 December 2002 : Baht 126 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

4. TRADE ACCOUNTS RECEIVABLE - NET

The aging of outstanding trade accounts receivable balances as at 31 March 2003 and 31 December 2002 is as follows:-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Less than 3 months	2,125,401	2,080,789	1,216,726	752,555
3 - 6 months	802,767	510,792	378,586	358,762
6 - 12 months	719,873	672,302	633,496	445,440
More than 12 months	1,670,400	1,621,496	1,192,908	1,142,729
Total	5,318,441	4,885,379	3,421,716	2,699,486
Less : Allowance for doubtful debts	(1,563,520)	(1,550,861)	(1,090,978)	(1,077,753)
	3,754,921	3,334,518	2,330,738	1,621,733

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue more than 12 months, and at 50 percent for those with balances overdue more than 6 months.

(UNAUDITED BUT REVIEWED)

5. TRADE ACCOUNTS RECEIVABLE - RELATED COMPANIES

The outstanding balances as at 31 March 2003 and 31 December 2002 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Subsidiaries and joint ventures				
Italian-Thai Development Public Co., Ltd.				
- Cogifer TF Joint Venture	-	-	457,813	344,128
ITO Joint Venture	-	-	344,572	236,368
Sumitomo – Italian-Thai Joint Venture	-	-	178,485	163,876
ION Joint Venture	-	-	143,931	168,973
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	141,464	143,707
NWR, ITD, CNT & AS Joint Venture	-	-	74,216	22,466
PT. Thailindo Bara Pratama	-	-	75,202	72,618
Italian - Thai International Co., Ltd.	-	-	25,786	25,787
Shimizu - ITD Joint Venture	-	-	13,260	14,623
Others	-	-	61,232	64,596
	-	-	1,515,961	1,257,142
Less : Allowance for doubtful debts	-	-	(21,900)	(21,900)
	-	-	1,494,061	1,235,242
Associated companies				
MCRP Construction Corporation, Philippines	876,804	875,915	851,983	853,506
Pla-Daeng Co., Ltd.	63,242	63,228	63,242	63,228
Others	23,093	18,905	22,565	18,905
	963,139	958,048	937,790	935,639
Less : Allowance for doubtful debts	(870,670)	(869,952)	(845,849)	(847,544)
	92,469	88,096	91,941	88,095

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Related companies				
(Related by way of common directors)				
Trevi SPA	26,927	26,927	-	-
Italthai Marine Co., Ltd.	26,440	27,320	26,440	27,320
Alcatel (Thailand) Co., Ltd.	20,404	34,192	-	-
Siam Steel Syndicate Co., Ltd.	16,315	10,721	16,315	10,721
Alcatel Contracting France	15,906	-	-	-
Others	54,520	27,161	19,001	16,290
	160,512	126,321	61,756	54,331
Less : Allowance for doubtful debts	(8,205)	-	(8,205)	-
	152,307	126,321	53,551	54,331
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	206,743	141,821	-	-
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	160,235	120,445	-	-
Sumitomo-Italian-Thai Joint Venture	87,458	80,299	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	56,586	57,483	-	-
NWR, ITD, CNT & AS Joint Venture	55,662	16,850	-	-
Shimizu – ITD Joint Venture	7,956	8,774	-	-
Others	20,613	23,868	-	-
	595,253	449,540	-	-
Less : Allowance for doubtful debts	(12,045)	(12,045)	-	-
	583,208	437,495	-	-
Total	827,984	651,912	1,639,553	1,377,668

The aging of outstanding balances are as follows :-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Less than 3 months	505,416	369,503	1,059,916	842,908
3 - 6 months	36,933	122,559	59,519	282,314
6 - 12 months	166,762	55,712	333,473	105,953
More than 12 months	1,009,793	138,592	1,062,599	1,015,937
Total	1,718,904	686,366	2,515,507	2,247,112
Less : Allowance for doubtful debts	(890,920)	(34,454)	(875,954)	(869,444)
	827,984	651,912	1,639,553	1,377,668

The Company has set up an allowance for doubtful debts at the full amount of the major account receivable balances which are overdue more than 12 months.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 31 March 2003 and 31 December 2002 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	-	-	164,003	143,214
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	75,800	78,000
Shimizu-ITD Joint Venture	-	-	21,813	21,813
IDS Joint Venture	-	-	21,000	21,018
Others	-	-	2,240	10,853
	-	-	284,856	274,898

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Associated companies				
MCRP Construction Corporation, Philippines	10,110	9,130	10,110	9,130
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
ATO Asia Turnouts Co., Ltd.	165	-	-	-
	14,875	13,730	14,710	13,730
Less : Allowance for doubtful debt	(4,600)	(4,600)	(4,600)	(4,600)
	10,275	9,130	10,110	9,130
Related companies				
(Related by way of common directors)				
J.I. Telecommunication Co., Ltd., Philippines	21,162	21,741	-	-
Others	22,655	17,811	5	2,790
	43,817	39,552	5	2,790
Less : Allowance for doubtful debts	(21,167)	(21,741)	-	-
	22,650	17,811	5	2,790
Outstanding balances and portion of other participants in joint venture				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	30,320	31,200	-	-
IDS Joint Venture	13,650	13,662	-	-
Shimizu-ITD Joint Venture	13,088	13,088	-	-
Others	1,141	240	-	-
	58,199	58,190	-	-
Total	91,124	85,131	294,971	286,818

Significant movements in the short-term loans and advances to related companies balances during the three-month ended 31 March 2003 were as follows :-

(Unit : Thousand Baht)

	31 December	During the period		31 March
	2002	Increase	Decrease	2003
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	143,214	20,789	-	164,003
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	78,000	-	(2,200)	75,800
Associated company				
MCRP Construction Corporation, Philippines	9,130	980	-	10,110
Related company				
J.I. Telecommunication Co., Ltd., Philippines	21,741	-	(579)	21,162
Outstanding balances and portion of other participants in joint venture				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	31,200	-	(880)	30,320
IDS Joint Venture	13,662	-	(12)	13,650

7. INVESTMENTS IN RELATED COMPANIES

7.1 Investments accounted for under equity method

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			31 March 2003	31 December 2002	31 March 2003	31 December 2002	31 March 2003	31 December 2002
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(14,321)	(13,613)
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000	(297,714)	(341,577)
PT. Thailindo Bara Pratama	Coal digestion	23,875 Million IDR	99.99	99.99	108,071	108,071	63,364	75,022

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			31 March 2003	31 December 2002	31 March 2003	31 December 2002	31 March 2003	31 December 2002
			Percent	Percent				
Nha Pralarn Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(1,588)	(3,541)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products	84,000	99.70	99.70	82,296	82,296	58,249	69,379
Italthai Trevi Co., Ltd.	Foundation and piling work services	35,000	75.00	75.00	37,689	37,689	2,092	2,326
Asian Steel Products Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	114,955	113,805
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	(20,313)	(26,496)
Total investments in subsidiaries					647,738	647,738	(95,276)	(124,695)
<u>Investments in joint ventures</u>								
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	214,130	195,097
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	47,609	57,667
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	22,438	51,383
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	51.00	51.00	-	-	23,610	40,066
Italian-Thai - Nishimatsu Joint Venture	Design and construction of Bangprakong dam	-	51.00	50.80	-	-	3,368	4,276
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(227,146)	(227,147)
Thai Ando and Italian - Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,283)	(42,283)
ITO Joint Venture	Construction of terminal building	-	40.00	40.00	-	-	3,443	4,093
Shimizu – ITD Joint Venture	Contractor for construction of street	-	40.00	40.00	-	-	1,479	1,383
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	86,403	96,902
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	762	121
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	56,597	56,658
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	8,000	25.00	25.00	-	-	3,698	1,386
Joint Venture Evergreen - Italian Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	510,011	459,563
Total investments in joint ventures					-	-	704,119	699,165

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment: Cost		Investment: Equity	
			31 March 2003	31 December 2002	31 March 2003	31 December 2002	31 March 2003	31 December 2002
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less : Provision for loss on impairment of investments					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
Joint Venture of Italian-Thai Development Public Co., Ltd. and Montcocol TP	Railway work	-	50.00	50.00	-	-	8,682	8,682
Ato Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	17,465	14,722
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	234,500	46.69	-	109,492	-	159,992	-
Pla-Daeng Co., Ltd.	Real estate development	450,000	46.67	46.67	250,000	250,000	(115,420)	(250,424)
Khunka Fai Fa Thai Co., Ltd.	Not yet operational	1,000	39.94	39.94	400	400	-	-
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	19,378	22,815
Siam Steel Tower Co., Ltd.	Production and distribution of high voltage power line towers	15,000	-	35.00	-	1,312	-	2,839
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	6,928	6,927
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	30.00	30.00	7,800	7,800	12,301	12,301
Anamarine Construction SND.BHD.	Construction contractor	65 Thousand RM	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines (also indirectly held)	Construction contractor	25 Million Peso	24.00	24.00	12,000	12,000	(37)	-
MCRP Holding Corporation, Philippines	Holding company	5 Million Peso	24.00	24.00	3,000	3,000	72	73
Imperial Technology Management Service Co., Ltd.	Initiation and establishment of Asian University of Science and Technology	787,350	22.23	22.23	175,000	175,000	133,961	133,919
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	22.16	22.16	71,603	71,603	43,667	22,533
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less : Provision for loss on impairment of investments					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					675,922	567,742	286,989	(25,613)
Total					1,323,660	1,215,480	895,832	548,857
Add : Provision for loss from investments under equity method					-	-	718,822	905,081
Total investments accounted for under equity method					1,323,660	1,215,480	1,614,654	1,453,938

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding 31 March 2003	31 December 2002	Investment Cost 31 March 2003	31 December 2002	Equity 31 March 2003	31 December 2002
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					675,922	567,742	286,989	(25,613)
Investment in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less : Provision for loss on impairment of investments					(187,118)	(186,749)	(187,118)	(186,749)
					109,582	109,951	109,582	109,951
Siam Pacific Holding Co., Ltd.	Holding company	234,500	4.30	-	10,103	-	10,103	-
Total					119,685	109,951	119,685	109,951
					795,607	677,693	406,674	84,338
Add : Share of loss over cost of investment					-	-	115,457	250,424
Total investments accounted for under equity method					795,607	677,693	522,131	334,762

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet reviewed by those companies' auditors.

7.2 Other long-term investments

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2003	31 December 2002	31 March 2003	31 December 2002
		Percent	Percent		
THE COMPANY ONLY					
Investments in other companies					
a) Non-listed securities					
Theppratan Properties Co., Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less : Provision for loss on impairment of investments				(247,500)	(247,500)
				-	-
Toyo Thai Corporation Ltd.	Construction contractor	16.25	16.25	16,250	16,250
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	8,420	8,420
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less : Provision for loss on impairment of investments				(12)	(12)
				-	-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2003	31 December 2002	31 March 2003	31 December 2002
		Percent	Percent		
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	10.90	10.90	54,500	54,500
Less : Provision for loss on impairment of investments				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	25,034	25,034
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less : Provision for loss on impairment of investments				(4,687)	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate Development	4.58	4.58	58,225	58,225
Less : Provision for loss on impairment of investments				(58,225)	(58,225)
				-	-
Universal Education Co., Ltd.	Educational services	2.22	2.22	4,000	4,000
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance payment	Advance payment	5,000	5,000
Less : Provision for loss on impairment of investments				(5,000)	(5,000)
				-	-
Finance One Public Co., Ltd.	Finance business	-	-	585,000	585,000
Less : Provision for loss on impairment of investments				(585,000)	(585,000)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Public Co., Ltd.	Manufacture and distribution of enamel coated wire and cable	15.47	15.47	330,920	330,920
Add : Unrealised gain from change in value of investments				84,495	92,748
				415,415	423,668
Modern Home Development Public Co., Ltd.	Real estate development	11.32	11.32	237,608	237,608
Less : Provision for loss on impairment of investments				(237,608)	(237,608)
				-	-
Total other long-term investments in related companies				496,432	504,685
CONSOLIDATED					
Investments in other companies, directly held by the Company				496,432	504,685
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less : Provision for loss on impairment of investments				(21,240)	(21,240)
				-	-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2003	31 December 2002	31 March 2003	31 December 2002
		Percent	Percent		
J.I. Telecom Co., Ltd., Philippines	Telecommunication services	14.29	14.29	705	705
Less : Provision for loss on impairment of investments				(705)	(705)
				-	-
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less : Provision for loss on impairment of investments				(3,053)	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Public Co., Ltd.	Manufacture and distribution of enamel coated wire and cable	1.43	1.43	30,544	30,544
Add : Unrealised gain from change in value of investments				7,798	8,561
				38,342	39,105
Ciber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	14.63	14.63	283,177	287,479
Add : Unrealised loss on change in value of investments				(158,378)	(210,055)
				124,799	77,424
Total				163,141	116,529
Total investments in other companies				659,573	621,214

8. LONG-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 31 March 2003 and 31 December 2002 comprise the following (the interest rate has been determined by approximately market rate) :-

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Subsidiaries and joint ventures				
Ando and Italian-Thai Development Joint Venture	-	-	230,400	230,400
Italian-Thai International Co., Ltd.	-	-	165,288	161,735
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	-	-	76,853	76,853
Thai Ando and Italian-Thai Development Joint Venture	-	-	33,660	33,660
Others	-	-	20,016	20,015
	-	-	526,217	522,663
Associated companies				
Pla - Daeng Co., Ltd.	59,075	59,075	59,075	59,075
Others	19,606	19,606	19,606	19,606
	78,681	78,681	78,681	78,681
Less : Provision for doubtful debts	(78,681)	(78,681)	(78,681)	(78,681)
	-	-	-	-
Related companies				
Italian-Thai Land Co., Ltd.	554,052	554,052	554,052	554,052
Palang Thai Kaowna Co., Ltd.	334,316	334,316	334,316	334,316
Bangkok Mass Transit System Public Co., Ltd.	95,265	94,778	95,265	94,778
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Khunka Palang Thai Co., Ltd.	38,429	38,429	38,429	38,429
Southern Industries (1996) Co., Ltd.	24,673	24,673	24,673	24,673
Central Bay Reclamation and Development Corp. (Formerly known as "Amari Coastal Bay Development Ltd.")	41,211	42,338	-	-
	1,182,177	1,182,817	1,140,966	1,140,479
Less : Allowance for doubtful debts	(1,170,585)	(1,171,225)	(1,129,374)	(1,128,887)
	11,592	11,592	11,592	11,592
Total	11,592	11,592	537,809	534,255

Significant movements in the long-term loans and advances to related companies balances for the three-month ended 31 March 2003 were as follows :-

(Unit : Thousand Baht)

	31 December	During the period		31 March
	2002	Increase	Decrease	2003
Subsidiaries and joint venture				
Italian -Thai International Co., Ltd.	161,735	3,553	-	165,288
Related companies				
Bangkok Mass Transit System Public Co., Ltd.	94,778	487	-	95,265
Central Bay Reclamation and Development Corp. (formerly known as "Amari Coastal Bay Development Ltd.")	42,338	-	(1,127)	41,211

9. PROPERTY, PLANT AND EQUIPMENT

As at 31 March 2003 part of the Company's buildings, with an aggregate net book value of approximately Baht 817 million (31 December 2002 : Baht 831 million), are office building units of which ownership has not yet been transferred to the Company since their purchase in 1998 because they had been mortgaged to secure the debts of the seller and were subsequently auctioned off to a mutual fund. Currently the Company is in the process of negotiating the transfer of the ownership of the units with the above mutual fund. In addition, a subsidiary mortgaged and granted power of attorney to mortgage Baht 26 million (31 December 2002 : Baht 4.9 million) of land with a bank to secure credit facilities granted to a subsidiary by that bank.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

Part of loans from banks was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

11. TRADE ACCOUNTS PAYABLE - RELATED COMPANIES

The outstanding balances as at 31 March 2003 and 31 December 2002 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Subsidiaries and joint ventures				
I.C.C.T. Joint Venture	-	-	184,674	184,750
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	193,428	148,835
ITO Joint Venture	-	-	61,504	76,046
Italthai Trevi Co., Ltd.	-	-	14,842	28,352
Thai Maruken Co., Ltd.	-	-	13,708	27,404
Asian Steel Products Co., Ltd.	-	-	5,424	10,390
Others	-	-	42,728	61,627
	-	-	516,308	537,404
Associated companies				
MCRP Construction Corporation, Philippines	131,034	122,406	131,034	122,406
Bangkok Steel Wire Co., Ltd.	31,037	35,073	16,016	18,791
ATO Asia Turnouts Ltd.	19,495	15,277	1,634	1,238
Thai Rent All Co., Ltd.	13,145	14,915	11,172	14,009
Others	3,343	397	3,292	349
	198,054	188,068	163,148	156,793
Related companies				
(Related by way of common directors)				
Siam Steel Syndicate Co., Ltd.	244,919	252,153	234,296	241,361
Thai Obayashi Co., Ltd.	204,818	243,668	-	-
Obayashi Corporation	103,167	88,915	-	-
Thai Takenaka International Ltd.	94,695	112,329	-	-
Takenaka Corporation	84,698	90,512	-	-
Cogifer TF	62,057	51,186	-	-
Italthai Industrial Co., Ltd.	61,937	71,050	54,907	66,096

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Alcatel Contracting S.A.	45,663	41,609	-	-
Trevi SPA	33,029	33,243	-	-
Trevi Contractor BV	16,232	16,343	-	-
Alcatel Contracting (Thailand) Co., Ltd.	-	18,657	-	-
Others	62,670	77,835	2,234	1,478
	1,013,885	1,097,500	291,437	308,935
Outstanding balances and portion of other participants in joint venture				
I.C.C.T. Joint Venture	138,506	138,563	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	77,371	59,534	-	-
ITO Joint Venture	36,902	45,627	-	-
NWR, ITD, CNT & AS Joint Venture	8,440	9,525	-	-
Others	5,834	12,898	-	-
	267,053	266,147	-	-
Total	1,478,992	1,551,715	970,893	1,003,132

12. SHORT-TERM LOANS AND ADVANCES FROM RELATED COMPANIES

The outstanding balances as at 31 March 2003 and 31 December 2002 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Joint ventures				
Joint Venture Evergreen - Italian Thai - PEWC	-	-	515,446	394,621
NWR, ITD, CNT&AS Joint Venture	-	-	28,000	28,449
	-	-	543,446	423,070

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Related companies				
Alcatel Cable France	61,254	54,783	-	-
Alcatel Thailand Co., Ltd.	2,682	4,569	-	-
Others	39	18,595	-	-
	63,975	77,947	-	-
Outstanding balances and portion of other participants in joint venture				
NWR, ITD, CNT & AS Joint Venture	21,000	21,337	-	-
	21,000	21,337	-	-
	84,975	99,284	543,446	423,070

Significant movements in the short-term loans and advances from related companies balances during the three-month ended 31 March 2003 were as follows :-

(Unit : Thousand Baht)

	31 December 2002	During the period Increase	During the period Decrease	31 March 2003
Joint ventures				
Joint Venture Evergreen - Italian Thai - PEWC	394,621	120,825	-	515,446
NWR, ITD, CNT&AS Joint Venture	28,449	-	(449)	28,000
Related companies				
Alcatel Cable France	54,783	6,471	-	61,254
Alcatel Thailand Co., Ltd.	4,569	-	(1,887)	2,682
Outstanding balances and portion of other participants in joint venture				
NWR, ITD, CNT&AS Joint Venture	21,337	-	(337)	21,000

13. LONG-TERM LOANS

The long-term loans from banks was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

14. LONG-TERM LOANS FROM RELATED COMPANIES

As at 31 March 2003 and 31 December 2002, the outstanding balances comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Associated company				
Nature Way Resources Co., Ltd.	366,155	367,359	-	-
	366,155	367,359	-	-

15. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows :-

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Cost

(Unit : Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	For the three-month periods ended 31 March		For the three-month periods ended 31 March	
	2003	2002	2003	2002
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	804	704
Purchases of construction materials and services	-	-	51	84
Transactions with associated companies				
Construction services and other income	10	15	7	12
Purchases of construction materials and services	17	61	7	23
Transactions with other related companies				
Construction services and other income	537	18	15	9
Purchases of construction materials and services	94	269	42	131

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

16. COST OF CONSTRUCTION WORK

As at 31 March 2003, the Company, its subsidiaries and its proportionate interests in joint ventures have construction costs incurred and recognised gains or losses to date amounting to Baht 68,132 million (The Company only : Baht 43,301 million).

17. STATUTORY RESERVE

Under the Public Limited Companies Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5% of its net profit after deducting accumulated deficit brought forward (if any) until the reserve reaches 10% of the registered share capital. The statutory reserve is not available for dividend distribution.

18. GUARANTEES

As at 31 March 2003 and 31 December 2002, there were outstanding guarantees of approximately Baht 13,231 million and Baht 11,897 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 31 March 2003 and 31 December 2002, there were guarantees of approximately Baht 4,489 million and 4,272 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated and related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Thai Maruken Co., Ltd., Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

19. COMMITMENT

19.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai law. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. These creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transfered its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 31 March 2003, the outstanding balance of loans amounted to Baht 3,579 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604 million, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

19.2 As at 31 March 2003, the Company, a branch and two joint ventures had the outstanding commitment of NTD 328 million, Yen 1,971 million and Baht 5,358 million in respect of subcontracted work (31 December 2002 : NTD 523 million, Yen 5 million and Baht 2,485 million).

19.3 As at 31 March 2003 and 31 December 2002, the Company and joint ventures had the following outstanding commitments as proportion of the company in respect of purchases of materials, machinery and software and related service :-

(Unit : Million)

Currency	Consolidated		The Company Only	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Baht	403	627	27	27
EURO	3	4	0.4	0.4
JPY	489	536	-	-
USD	10	6	-	-

20. CONTINGENT LIABILITIES

Since 2001, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 86 million (31 December 2002 : Baht 91 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

21. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, the subsidiaries and the joint ventures for the three-month periods ended 31 March 2003 and 2002 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

	Consolidated									
	For the three-month periods ended 31 March 2003 and 2002									
	Local		Overseas		Total		Elimination		Grand total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenues from construction services	4,119	5,144	546	533	4,665	5,677	(413)	(365)	4,252	5,312
Gross profit	233	570	59	47	292	617	-	-	292	617
Unrealised gain on revaluation of investments									-	28
Gain on exchange rate									15	95
Other income									83	61
Administrative expenses									(193)	(236)
Debt restructuring fee									-	(15)
Reversal of inventories obsolescence									25	-
Reversal of (allowance for) doubtful debt expenses									(24)	(19)
Share of profit from investments accounted for under equity method									6	55
Interest expenses									(49)	(263)
Corporate income tax									(24)	(71)
Minority interest									(1)	(1)
Net earnings (loss) for the year									130	251

(Unit : Million Baht)

	As at 31 December 2002 and 2001									
	Local		Overseas		Total		Elimination		Grand total	
	31 March 2003	31 December 2002	31 March 2003	31 December 2002	31 March 2003	31 December 2002	31 March 2003	31 December 2002	31 March 2003	31 December 2002
Property, plant and equipment - net	7,651	7,840	577	608	8,228	8,448	(1)	(1)	8,227	8,447
Other assets	17,788	16,823	2,265	1,863	20,053	18,686	(3,150)	(3,002)	16,903	15,684
Total assets	25,439	24,663	2,842	2,471	28,281	27,134	(3,151)	(3,003)	25,130	24,131

22. FOREIGN CURRENCY ASSETS AND LIABILITIES

As at 31 March 2003, the group had the following assets and liabilities in foreign currencies which had not been hedged against foreign exchange risk :-

(UNAUDITED BUT REVIEWED)

	CONSOLIDATED (Net)					
	EURO million	USD million	Lire million	Yen million	Kips million	Peso million
Trade accounts payable	1	-	-	349	-	-
Trade accounts payable - related companies	-	1	43	1	-	9
Hire purchases payable	-	-	-	3,550	-	-
Short-term loan from financial institutions	-	2	-	-	-	-
Advances received from customers under construction contracts	-	-	-	822	-	-
Assets in foreign currencies	1	42	-	1,847	777	-

	THE COMPANY ONLY (Net)				
	Euro million	USD million	Yen million	Kips million	Peso million
Trade accounts payable - related companies	-	-	-	-	9
Hire purchases payable	-	-	3,550	-	-
Short-term loans from financial institutions	-	2	-	-	-
Assets in foreign currencies	1	36	1,134	777	-

In addition, the Company will earn future revenues in foreign currencies from the project of construction work of the underground structures - North from Metropolitan Rapid Transit Authority in an amount of approximately (including additional work) JPY 822 million and the project of construction work of the streets in The Republic of Maldives in an amount of approximately USD 8 million.

In addition, the Group's is exposed to foreign currency risk with respect to its investment in subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

23. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the Company's directors.

Minutes of Annual General Meeting of Shareholders No.1/2003
of
Italian-Thai Development Public Company Limited

Time and Place The Meeting was held on April 28, 2003 at 2.40 p.m. at the meeting room, 37th floor, Head Office, 2034/132-161 Italthai Tower, New Petchburi Road, Bangkok, Thailand. Ninety-six (96) Thai shareholders and shareholders' proxies representing 205,558,218 shares participated, amounting to 54.98 % of shareholders' voting rights, thus constituting a quorum.

Pol.Lt. Chartachai Bunya-ananta, Director and Audit Committee Chairman, who was the Chairman of the Meeting, declared the Meeting convened and proceeded with the following agenda:

Agenda 1. *To Confirm the Minutes of the Annual General Shareholders' Meeting No.1/2001.*

The Chairman proposed for approval the minutes of the Annual General Shareholders' Meeting No. 1/2001 held on April 30, 2001.

No shareholder raised any objection or demanded any amendment to such Minutes.

After due consideration, the Meeting, by majority notes of 203,323,098 shares, equivalent to 98.91% (with 2,235,120 shares, equivalent to 1.09%, of those participating abstaining), resolved that the Minutes of the Annual General Meeting No. 1/2001 dated April 30, 2001 be approved.

Agenda 2. *To Acknowledge the Operation in the Year 2002.*

The Chairman proposed that Mr. Premchai Karnasuta, President explain the details of this agenda item to the Meeting for acknowledgement of the operating results of the Company in the year 2002.

The Meeting considered and resolved that the operating results of the Company in the year 2002 be acknowledged.

Agenda 3. *To Consider and Approve the Company's Balance Sheet and Profit / Loss Statements for the Fiscal Year 2002.*

The Chairman proposed to the Meeting for consideration and approval the Balance Sheet and the Profit and Loss Statement of the Company in the Fiscal Year 2002 as considered by the Audit Committee, as audited and certified by the Auditor of the Company, and as previously sent to the Shareholders.

After due consideration, the Meeting, by majority votes of 203,323,098 shares, equivalent to 98.91% (with 2,235,120 shares, equivalent to 1.09%, of those participating abstaining), resolved that the Balance Sheet and Profit / Loss Statements for the Fiscal Year 2002 be approved.

Agenda 4. *To Consider and Approve the Dividend Omission for the Fiscal Year 2002.*

The Chairman proposed that Mr. Chatichai Chutima, Vice President (Finance) explain to the Meeting that the Board of Directors resolved to propose to the Shareholders' Meeting that the shareholders approve the omission of a dividend. The main reasons are that the profit for 2002 arises from a profit from debt restructuring in the amount of Baht 5,948 million and from operating profit in the amount of Baht 389 million. The profit from debt restructuring is an accounting profit

not a cash profit. Moreover an order ending the Company's business rehabilitation was just recently approved on 16th December 2002. The Company, therefore, needs the cash profit as working capital for construction projects.

The Chairman therefore proposed the matter to the Meeting for approval.

After due consideration, the Meeting, by majority votes of 203,323,098 shares, equivalent to 98.91% (with 2,235,120 shares, equivalent to 1.09%, of those participating abstaining), resolved that the dividend omission to shareholders for the fiscal year 2002 be approved.

<u>Agenda 5</u>. ***To Consider the Re-Appointment of Directors Whose Positions are Vacated on Rotation, to Appoint Two Additional Directors, to Determine the Authority of Directors, to Approve the Directors' Remuneration and Audit Committees' Remuneration.***

The Chairman proposed that since this year three directors were due to vacate office by rotation, that they be reappointed and that two additional directors be appointed, that the authority of directors be determinded, that the remuneration of the Board of Directors and the Audit Committees be determined. The Chairman proposed to the Meeting that the motion as circulated to all Shareholders be approved

After due consideration;

The Meeting, by majority votes of 202,323,098 shares, equivalent to 98.43% (with 1,000,000 shares, equivalent to 0.49%, voting against the proposal, and 2,235,120 shares, equivalent to 1.09%, of those participating abstaining), resolved that Pol. Lt. Chatrachai Bunya-Ananta, Dr. Mingsarn Kaosa-ard and Dr. Krisorn Jittorntrum be reappointed for another term.

The Meeting, by majority votes of 196,827,498 shares, equivalent to 95.75% (with 1,000,000 shares, equivalent to 0.49%, voting against the proposal and 7,730,720 shares, equivalent to 3.76%, of those participating abstaining), resolved that Mr. Boonmee Pisanuwongse and Mr. Pathai Chakornbundit be appointed to be additional directors.

The Meeting, by majority votes of 58,936,097 shares, equivalent to 87.10% (with 1,000,000 shares, equivalent to 1.48%, voting against the proposal and 7,730,720 shares, equivalent to 11.42%, of those participating abstaining), being more than 2/3 of shareholders' 67,666,817 shares entitled to vote (excluding 137,891,401 shares held by the interested shareholders) resolved that:

<u>The authority of Directors to sign on behalf of the Company be:</u>

Group A	1. Mr. Premchai	Karnasuta
	2. Mrs. Nijaporn	Charanachitta
Group B	1. Mr. Boonmee	Pisanuwongse
	2. Mr. Pathai	Chakornbundit
On Condition that	- Anyone in Group A co-signs with anyone in Group B with affix Company's seal.	

- Mr. Premchai Karnasuta co-signs with Mrs. Nijaporn Charanachitta with affix Company's seal.

The Remuneration

The Board of Directors

- Be fixed in the amount of not more than Baht 4,600,000 (Baht: Four million six hundred thousand only) per annum

The Audit Committee

- Be fixed in the amount of not more than Baht 780,000 (Baht: Seventy hundred and eighty thousand only) per annum.

Agenda 6. *To Consider and Approve the Appointment of the Auditors and Fix the Auditing Fee.*

The Chairman proposed that Mr. Chatichai Chutima, Vice President (Finance) explain the details of this agenda item.

The Chairman proposed to the Meeting for approval the appointment of the auditors and fixing the remuneration for the year 2003.

After due consideration, the Meeting, by majority votes of 203,323,098 shares, equivalent to 98.91% (with 2,235,120 shares, equivalent to 1.09%, of those participating abstaining), resolved that Mr. Ruth Chaowanakawi, certified auditor No. 3247 and / or Ms. Vissuta Chariyathanakorn, certified auditor No. 3853, both of Ernst & Young Office Limited to be the auditors of the Company for the year 2003 and that the remuneration for auditing be fixed in the amount of Baht 1,730,000 (Baht: One million seven hundred and thirty thousand only).

Agenda 7. *To Consider and Approve the Amendment of Article 8 of the Articles of Association of the Company.*

The Chairman proposed the amendment of Article 8 of the Articles of Association of the Company to the Meeting for approval as follow:

No.8 "The Company may not hold its own shares or take them in pledge, except a buy back of shares in the following cases:

(1) from any shareholder who objects to a shareholders' resolution approving any amendments to the Articles of Association concerning the voting rights and dividend entitlements under which he/she considers that he/she is unfairly treated; or

(2) for the purposes of its financial management in case where the Company has retained earnings and surplus liquidity, but such share buy back must not cause any financial difficulties to the Company.

The bought back shares will not be part of a quorum of a meeting of shareholders, nor will the Company be eligible to cast votes or to receive dividends.

The Company must sell or dispose of all of the bought back shares within the period specified in the share buy back scheme. After the specified period, the Company must proceed to cancel the shares it holds through a reduction of paid-up capital.

The share buy back, the sale or disposal of the bought back shares and the reduction of paid-up capital process in respect of the bought back shares including the number of shares, the purchase and disposal price or any other relevant procedures must be made in accordance with the criteria and procedures prescribed in the relevant ministerial regulations. If the Company's shares are listed on the Stock Exchange of Thailand, the Company will comply with the regulations, notifications, orders and rules of the Stock Exchange of Thailand.

If the number of shares to be bought back is ten (10) per cent of the total paid-up capital or less, the share buy back scheme can be approved by the board of directors. If the number of shares to be bought back is more than 10 per cent of the total paid-up capital, the Company must obtain a resolution passed by 50 percent or more of the votes cast by the shareholders attending and eligible to vote at the meeting. The Company must proceed with the share buy back within one year after obtaining the shareholders approval."

After due consideration, the Meeting, by majority votes of 203,323,098 shares, equivalent to 98.91% (with 2,235,120 shares, equivalent to 1.09%, of those participating abstaining), resolved that the amendment of Article 8 of the Articles of Association of the Company be approved.

<u>Agenda 8</u>. ***To Consider and Approve the Amendment of Clause 3 of the Company's Memorandum of Association by adding Clause 52, 53 and 54 of the objects.***

The Chairman proposed to the Meeting for approval the amendment of clause 3 of the Company's Memorandum of Association by adding Clause 52,53 and 54 of the objects as follows :

(52) To carry out the business of establishment of a private surveyors bureau pursuant to the Private Surveyors Act as well as to provide contractor service of surveying, mapping of every kind.

(53) To carry out the business of establishment of a private surveyors bureau for the propose of proceeding pursuant to the law relating to the private surveyors and other related laws.

(54) To carry out various kinds of the legal services, to provide legal advice, to act as bailor, to bail out the alleged offenders or defendants or to proceed with any legal compliances.

After due consideration, the Meeting, by majority votes of 203,323,098 shares, equivalent to 98.91% (with 2,235,120 shares, equivalent to 1.09%, of those participating abstaining), resolved that the amendment of clause 3 of the Company's Memorandum of Association by the addition of Clause 52,53 and 54 of the objects be approved.

Since there was no other business, the Chairman adjourned the meeting at 3.08 p.m.

....

(Pol.Lt. Chatrachai Bunya-anata)
Chairman of the Meeting

Date : 24/03/2003 09:11
ITD : OMIT A DIVIDEND AND TO HOLD GENERAL MEETING

Translation

Italian-Thai Development Plc (ITD) informed the resolutions made by Board of Directors' meeting No. 1/3/2003 held on Mar 21, 2003 as follows:

1. To consider to omit a dividend for 2002' s operating and to close the share registration book for the right to attend the annual general shareholders' meeting No.1/2003 from 12.00 a.m. of Apr 8, 2003 until the shareholders' meeting ends.

2. To consider the resignation of a Directors, to appoint a new director to replace a vacancy and to appoint two additional directors The Board of Directors had considered and resolved to approve the resignation of Mr. Adisorn Charanachitta, a director , to appoint Mr. Yuthachai Charanachitta to replace him and to appoint Mr. Boonmee Pisanuwongse and Mr. Pathai Chakornbundit to be two additional directors

3. To hold the annual general shareholders' meeting no.1/2003 at 9.30 a.m. on Apr 25, 2003 in the conference room of the head office, 37th floor, Italthai Tower 2034/132-161 New Petchburi Road, Bangkok. The agenda of this meeting are as follows :
    1. To ascertain minutes of the Annual General Shareholders' Meeting No.1/2001
    2. To acknowledge the operation in 2002
    3. To approve the company's balance sheets and profit/loss statements for the fiscal year 2002
    4. To approve the dividend omission for the fiscal year 2002
    5. To appoint directors assume positions of those rotation basis, to appoint two additional directors, to determine the authority of directors and to consider the directors' remuneration and audit committees' remuneration
    6. To appoint the auditors and fix the auditing fee
    7. To consider and approve the amendment of Article 8 of the Articles of Association of the Company
    8. To consider and approve the amendment of clause 3 of the Company's memorandum of Association by increasing clause 52,53 and 54 of the objects.
    9. Other (if any)

4. To consider the amendment of Article 8 of the Articles of Association of the Company The Board of Directors had considered and resolved to approve the amendment of Article 8 of the Articles of Association of the Company by replacing the registered Article with the new one stated as follows :

    Article 8 "The Company may not hold its own shares or take them in pledge, except a buy back of shares in the following cases:

    (1) from any shareholder who objects to a shareholders' resolution approving any amendments to the Articles of Association concerning the voting rights and dividend entitlements under which he/she considers that he/she is unfairly treated; or

    (2) for the purposes of its financial management in case where the Company has retained earnings and surplus liquidity, but such share buy back must not cause any financial difficulties to the Company.

    The bought back shares will not be part of a quorum of a meeting of shareholders, nor will the Company be eligible to cast votes or to receive dividends.

The Company must sell or dispose of all of the bought back shares within the period specified in the share buy back scheme. After the specified period, the Company must proceed to cancel the shares it holds through a reduction of paid-up capital.

The share buy back, the sale or disposal of the bought back shares and the reduction of paid-up capital process in respect of the bought back shares including the number of shares, the purchase and disposal price or any other relevant procedures must be made in accordance with the criteria and procedures prescribed in the relevant ministerial regulations. If the Company's shares are listed on the Stock Exchange of Thailand, the Company will comply with the regulations, notifications, orders and rules of the Stock Exchange of Thailand.

If the number of shares to be bought back is ten (10) per cent of the total paid-up capital or less, the share buy back scheme can be approved by the board of directors. If the number of shares to be bought back is more than 10 per cent of the total paid-up capital, the Company must obtain a resolution passed by 50 percent or more of the votes cast by the shareholders attending and eligible to vote at the meeting. The Company must proceed with the share buy back within one year after obtaining the shareholders approval."

5. To consider the amendment of clause 3 of the Company's memorandum of Association by increasing clause 52,53 and 54 of the objects.

   The Board of Directors had considered and resolved to approve the amendment of clause 3 of the Company's memorandum of Association by increasing clause 52,53 and 54 of the objects as follows.

   (52) To carry out the business of establishment of a private surveyors bureau pursuant to the Private Surveyors Act as well as to provide contractor service of surveying, mapping of every kind.

   (53) To carry out the business of establishment of a private surveyors bureau for the propose of proceeding pursuant to the law relating to the private surveyors and other related laws.

   (54) To carry out various kinds of the legal services, to provide legal advice, to act as bailor, to bail out the alleged offenders or defendants or to proceed with any legal compliances.

Date : 16/04/2003 08:44
ITD : ADJOURNMENT OF THE DATE OF SHAREHOLDERS'MEETING NO.1/2546

Translation

Reference is made to the appointment of date of Annual General Shareholders Meeting No.1/2546 on Friday, 25th April 2003 at 9.30 hrs. at the Meeting Room, floor 37, Italthai Tower as already notified by Italian-Thai Development Public Company Limited.

The Company would like to inform you that it desires to adjourn such meeting date and time to be 28th April 2003 at 14.30 hrs. at the Meeting Room , floor 37,Italthai Tower, New Petchburi Road, Kwaeng Bangkapi, Khet Huay Kwang , Bangkok.

Please be, therefore, informed accordingly and distribute this notice to all of the investors.

Date : 23/04/2003 13:19
ITD : SIGNED CONTRACTS

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 17-18 April 2003 the Company signed 2 contracts are as follows :

Name of Project	Client	Price (Baht) (Including VAT)	Signing date	Period of work
1.The construction of Piling works for International and Domestic Cargo in Suvarnabhumi Airport	Thai Airways Public Co.,Ltd.	Bt 277.50 M	Apr 18, 2003	6 months
2.The construction of Jetty together with Buildings and Material Handling System Yard.	PTTEP Inter-national Co., Ltd.	Bt 393.77 M	Apr 17, 2003	400 days

The details of each works are as follows :-

1.The construction of Piling works for International and Domestic Cargo in Suvarnabhumi Airport

Description of works : construction of Prestressed Concrete Piles approximate 13,074 piles.

2.The construction of Jetty together with Buildings and Material Handling System Yard.

Description of works : The construction of jetty,dredging, building, canteen,equipment stogare building, M&E control building , material handling system yard,access bridge, retaining wall, slope protection works and road works.

Date : 28/04/2003 09:08
ITD : SIGNED A CONTRACT

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 24 April 2003 the Company signed a contract with The Bank of Thailand to proceed of the turnkey construction works of bore piles and diaphragm walls included with capping beams by the new head office building of The Bank of Thailand.

The details of the contract are as follows :-

Description of works	:	- Bore Piles 176 units (approximately 50 m. depth) - Diaphragm Walls 118 units (approximately 50 m. depth) (Included Capping Beam) - The construction area is 11,467 sq.m.
Contract value	:	Baht 240 M (Including VAT)
The period of work	:	404 days

Date : 29/04/2003 08:40
ITD : RESOLUTION MADE BY ANNUAL GENERAL MEETING NO.1/2546

ITD Announces Resolutions made by Shareholders.

Italian - Thai Development Public Company Limited (ITD) announced resolutions made by annual general meeting No. 1/2003 held on Apr 28, 2003 as follow ;

1. To certify the minutes of the annual general shareholders' meeting No. 1/2001 held on April 30, 2001.
2. To ratify 2002 operating results.
3. To approve balance sheet and profit/loss statement for the fiscal year 2002.
4. To approve the dividend omission for the fiscal year 2002.
5. To reappoint directors, Pol.Lt. Chatrachai Bunya-ananta,Dr. Mingsarn Kaosa-ard, and Dr. Krisorn Jittorntrum and appoint additional directors, Mr. Boonmee Pisanuwongse and Mr. Pathai Chakornbundit and the meeting determined the authority of directors of authorized signature are as follow :

Group A	1. Mr. Premchai	Karnasuta
	2. Mrs.Nijaporn	Charanachitta
Group B	1. Mr. Boonmee	Pisanuwongse
	2. Mr. Pathai	Chakornbundit

The Conditions

1. Mr. Premchai Karnasuta co-signs with Mrs.Nijaporn Charanachitta
2. Anyone in Group A co-signs with anyone in Group B

and determined directors' remuneration of not more than Bt 4.6 m. per annum and the audit committee's remuneration of not more than Bt 780,000 per annum.

6. To appoint Mr. Ruth Chawanakawee a certified auditor No. 3247 and/or Miss. Vissuta Chariyathanakorn a certified auditor No. 3853 of Ernst & Young Office Limited as auditors with fee Bt 1.73 m.

7. To approve the amendment of Article 8 of the Articles of Association of the Company as follow :

Article 8 "The Company may not hold its own shares or take them in pledge, except a buy back of shares in the following cases:

(1) from any shareholder who objects to a shareholders' resolution approving any amendments to the Articles of Association concerning the voting rights and dividend entitlements under which he/she considers that he/she is unfairly treated; or

(2) for the purposes of its financial management in case where the Company has retained earnings and surplus liquidity, but such share buy back must not cause any financial difficulties to the Company.

The bought back shares will not be part of a quorum of a meeting of shareholders, nor will the Company be eligible to cast votes or to receive dividends.

The Company must sell or dispose of all of the bought back shares within the period specified in the share buy back scheme. After the specified period, the Company must proceed to cancel the shares it holds through a reduction of paid-up capital.

The share buy back, the sale or disposal of the bought back shares and the reduction of paid- up capital process in respect of the bought back shares including the number of shares, the purchase and disposal price or any other relevant procedures must be made in accordance with the criteria and procedures prescribed in the relevant ministerial regulations. If the Company's shares are listed on the Stock Exchange of Thailand, the Company will comply with the regulations, notifications, orders and rules of the Stock Exchange of Thailand.

If the number of shares to be bought back is ten (10) per cent of the total paid-up capital or less, the share buy back scheme can be approved by the board of directors. If the number of shares to be bought back is more than 10 per cent of the total paid-up capital, the Company must obtain a resolution passed by 50 percent or more of the votes cast by the shareholders attending and eligible to vote at the meeting. The Company must proceed with the share buy back within one year after obtaining the shareholders approval."

8. To approve the amendment of clause 3 of the Company's memorandum of Association by increasing clause 52,53 and 54 of the objects are as follow :

    (52) To carry out the business of establishment of a private urveyors bureau pursuant to the Private Surveyors Act as well as to provide contractor service of surveying, mapping of every kind.

    (53) To carry out the business of establishment of a private surveyors bureau for the propose of proceeding pursuant to the law relating to the private surveyors and other related laws.

    (54) To carry out various kinds of the legal services, to provide legal advice, to act as bailor, to bail out the alleged offenders or defendants or to proceed with any legal compliances.

Date : 12/05/2003 13:10
ITD : SIGNED A CONTRACT

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 9 May 2003 the Company signed a contract with The National Housing Authority to proceed of *Ban Au-Arthorn Housing Project – Prachaniwetch, Contract No. Khor Kor. 2-06/2546 and Ban Au-Arthorn Housing Project – Bang Chalong, Contract No. Phor Mor.02/2546*

The details of the contracts are as follows :-

Project	Description	Contract value (Including VAT)	The period of work
Prachaniwetch	1. 5 stories flat 26 units 2. Roadworks, Footpaths, Landscape and Car Parks 3. Water supply system	Bt. 233.95 M	365 days
Bang Chalong	1. 5 stories flat 16 units 2. Roadworks, Footpaths, Landscape and Car Parks 3. Water supply system 4. Earthworks and Bridge 100 m. length	Bt. 216.52 M	420 days

Date : 16/05/2003 18:52
ITD : REVIEWED QUARTER-1 AND CONSOLIDATED F/S (F45-3)

ITD reports reviewed quarterly financial statements as follows.

ITALIAN-THAI DEVELOPMENT PCL.

	Ending March 31,	Reviewed (In thousands)
	Quarter 1	
Year	2003	2002
Net profit (loss)	130,127	251,282
EPS (baht)	0.35	1.01

Type of report : Qualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Date : 19/05/2003 08:27
ITD : SIGNED A CONTRACT

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 16 May 2003 the Company signed a contract with Lai Suwan Co.,Ltd. to proceed of constructing a building of Matha Complex 2, Kluaynamthai, Bangkok.

The details of the contract are as follows :-

Description of works :
- Sheet piles and bracing systems
- Foundation works
- Water tank and waste water treatment tank
- Basement floor
- Ground floor

Contract value : Baht 141.91 M (Including VAT)

The period of work : 316 days

Date : 20/05/2003 09:02
ITD : OPERATING RESULT

Translation

Reference the Company's Financial statement for the first quarter as of Mar 31, 2003 which we submitted to The SET on May 16, 2003.

The Company would like to inform SET that the operating results of the Company for first quarter showed net profit of Bt 130.13 M which was more than 20 percent lower than for the same period of previous year. The main reasons are the Company's revenues from construction have decreased with the completion of some projects, while new projects have yet to contribute in terms of revenue.

Date : 27/05/2003 08:55
ITD : SIGNED A CONTRACT

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 23 May, 2003, IOT Joint Venture which comprised of Italian-Thai Development Pcl., Obayashi Corporation Co.,Ltd. and Takenaka Corporation Co.,Ltd. signed the contract with New Bangkok International Airport Co., Ltd. to proceed of the Construction of Airfield Pavements at Suvarnabhumi Airport.

The details of the contract are as follows :-

Description of works :

- Construction of Airfield Pavements
- Two runways (3,700 m x 2)
- Exit and Parallel Taxiways & Cross Taxiways
- Airside Road and Apron Area including of Surface Water Drainage Systems
- Airfield Lighting Building & Control
- Landscaping of Airfield areas and temporary works etc.., including
- of Visual Aids, Visual Docking Guidance System, Gate Management Systems etc..

Contract value : Bt 7,444 Mil. (excluding VAT)
(Japanese Yen 4,582.80 Mil. and Baht 5,792.70 Mil.)
ITD Portion 40 % = Bt 2,977.60 Mil.

The period of work : 793 days